UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PAR Technology Corporation
(Name of Issuer)

Common Stock, par value $0.02 per share
(Title of Class of Securities)

69884103
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69884103	Schedule 13G

1	NAMES OF REPORTING PERSONS
John W. Sammon, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,201,618

	6	SHARED VOTING POWER
874,196

	7	SOLE DISPOSITIVE POWER
1,198,552

	8	SHARED DISPOSITIVE POWER
874,196

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,075,814

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
Excludes 30,400 shares owned by Reporting Person’s spouse, Deanna Sammon, as to which he disclaims beneficial ownership.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.70% of Common Stock (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 16,345,368 shares of PAR Technology Corporation common stock outstanding as of November 1, 2019 as reported in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 69884103	Schedule 13G

1	NAMES OF REPORTING PERSONS
Deanna Sammon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,400

	6	SHARED VOTING POWER
874,196

	7	SOLE DISPOSITIVE POWER
30,400

	8	SHARED DISPOSITIVE POWER
874,196

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
904,596

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
Excludes 1,201,618 shares owned by Reporting Person’s spouse, John W. Sammon, as to which she disclaims beneficial ownership.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.53% of Common Stock (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 16,345,368 shares of PAR Technology Corporation common stock outstanding as of November 1, 2019 as reported in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 69884103	Schedule 13G

1	NAMES OF REPORTING PERSONS
J.W. Sammon Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
874,096

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
874,096

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
874,096

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.38% of Common Stock (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 16,345,368 shares of PAR Technology Corporation common stock outstanding as of November 1, 2019 as reported in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2019.

CUSIP No. 69884103	Schedule 13G

1	NAMES OF REPORTING PERSONS
Sammon Family Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
862,096

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
862,096

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
862,096

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.27% of Common Stock (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 16,345,368 shares of PAR Technology Corporation common stock outstanding as of November 1, 2019 as reported in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2019.

Schedule 13G

Item 1.

(a)	Name of Issuer

PAR Technology Corporation

(b)	Address of Issuer’s Principal Executive Offices

PAR Technology Park
8383 Seneca Turnpike
New Hartford, NY 13413

Item 2.

(a)	Name of Person Filing

John W. Sammon, Jr. (“JW Sammon”)
Deanna D. Sammon (“DD Sammon”)
J.W. Sammon Corp. (“JWSCorp”)
Sammon Family Limited Partnership (“SFLP”)

(b)	Address of Principal Business Office or, if none, Residence

JW Sammon: 8383 Seneca Turnpike, New Hartford, NY 13413
DD Sammon: 8383 Seneca Turnpike, New Hartford, NY 13413
JWSCorp: 408 Lomond Place, Utica, NY 13502
SFLP: 408 Lomond Place, Utica, NY 13502

(c)	Citizenship

JW Sammon and DD Sammon are citizens of the United States of America.
JWSCorp is a New York corporation.
SFLP is a New York limited partnership.

(d)	Title of Class of Securities

Common Stock, par value $0.02 per share

(e)	CUSIP Number

CUSIP No. 69884103

Item 3.	If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)19 of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount beneficially owned.

JW Sammon may be deemed the beneficial owner of 2,075,814 shares. This number consists of (i) 1,201,618 shares held for the account of JW Sammon, which includes 3,066 shares of restricted stock that vest on the earlier of (1) 12 months from the grant date or (2) the date of the Company’s 2020 Annual Shareholders’ Meeting, (ii) 100 shares held for the joint account of JW Sammon and DD Sammon, (iii) 12,000 shares held for the account of JWSCorp by virtue of JW Sammon’s position as an officer and 50% shareholder of JWSCorp, and (iv) 862,096 shares held for the account of SFLP by virtue of JWSCorp’s position as the sole general partner of SFLP. JW Sammon has voting power but not dispositive power with respect to the 3,066 unvested shares of restricted stock.

DD Sammon may be deemed the beneficial owner of 904,596 shares. This number consists of (i) 30,400 shares held for the account of DD Sammon, (ii) 100 shares held for the joint account of DD Sammon and JW Sammon, (iii) 12,000 shares held for the account of JWSCorp by virtue of DD Sammon’s position as an officer and 50% shareholder of JWSCorp, and (iv) 862,096 shares held for the account of SFLP by virtue of JWSCorp’s position as the sole general partner of SFLP.

JWSCorp may be deemed the beneficial owner of 874,096 shares. This number consists of (i) 12,000 shares held for the account of JWSCorp and (ii) 862,096 shares held for the account of SFLP by virtue of JWSCorp’s position as the sole general partner of SFLP.

SFLP is the beneficial owner of 862,096 shares held for its own account.

(b)	Percent of class:

JW Sammon may be deemed to beneficially own 12.70%, DD Sammon may be deemed to beneficially own 5.53%, JWSCorp may be deemed to beneficially own 5.38%, and SFLP owns 5.27%.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

JW Sammon has sole power to vote or direct the vote of 1,201,618 shares.

DD Sammon has sole power to vote or direct the vote of 30,400 shares.

JWSCorp may be deemed to have the sole power vote or direct the vote of 874,096 shares consisting of (i) 12,000 shares held for its own account and (ii) 862,096 shares held for the account of SFLP by virtue of its power to vote such shares as the sole general partner of SFLP.

SFLP has sole power to vote or direct the vote of 862,096 shares.

(ii)	Shared power to vote or to direct the vote

JW Sammon has shared power to vote or direct the vote of 874,196 shares consisting of (i) 100 shares held for the joint account of JW Sammon and DD Sammon, (ii) 12,000 shares held for the account of JWSCorp by virtue of his position as an officer and 50% shareholder of JWSCorp, and (iii) 862,096 shares held for the account of SFLP by virtue of JWSCorp’s position as the sole general partner of SFLP.

DD Sammon has shared power to vote or direct the vote of 874,196 shares consisting of (i) 100 shares held for the joint account of DD Sammon and JW Sammon, (ii) 12,000 shares held for the account of JWSCorp by virtue of her position as an officer and 50% shareholder of JWSCorp, and (iii) 862,096 shares held for the account of SFLP by virtue of JWSCorp’s position as the sole general partner of SFLP.

(iii)	Sole power to dispose or to direct the disposition of

JW Sammon has the sole power to dispose or direct the disposition of 1,198,552 shares held for his own account.

DD Sammon has the sole power to dispose or direct the disposition of 30,400 shares for her own account.

JWSCorp may be deemed to have the sole power to dispose or direct the disposition of 874,096 shares consisting of (i) 12,000 shares held for its own account and (ii) 862,096 shares held for the account of SFLP by virtue of its power to vote such shares as the sole general partner of SFLP.

SFLP has the sole power to dispose or direct the disposition of 862,096 shares held for its own account.

(iv)	Shared power to dispose or to direct the disposition of

JW Sammon has the shared power to dispose or direct the disposition of 874,196 shares consisting of (i) 100 shares held for the joint account of JW Sammon and DD Sammon, (ii) 12,000 shares held for the account of JWSCorp by virtue of his position as an officer and 50% shareholder of JWSCorp, and (iii) 862,096 shares held for the account of SFLP by virtue of JWSCorp’s position as the sole general partner of SFLP.

DD Sammon has shared power to dispose or direct the disposition of (i) 100 shares held for the joint account of DD Sammon and JW Sammon, (ii) 12,000 shares held for the account of JWSCorp by virtue of her position as an officer and 50% shareholder of JWSCorp, and (iii) 862,096 shares held for the account of SFLP by virtue of JWSCorp’s position as the sole general partner of SFLP.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The limited partners of SFLP have the right to receive the proceeds from the sale of shares held by SFLP pursuant to the terms of the limited partnership agreement.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2020

/s/ John W. Sammon, Jr.
Signature

John W. Sammon, Jr.
Name

An Individual

Date: January 27, 2020

/s/ Deanna D. Sammon
Signature

Deanna D. Sammon
Name

An Individual

Date: January 27, 2020		J.W. Sammon Corp.

	By:	/s/ John W. Sammon, Jr.
Signature

	Name:	John W. Sammon, Jr.
	Title:	President

Date: January 27, 2020		Sammon Family Limited Partnership

	By:	J.W. Sammon Corp., its General Partner

	By:	/s/ John W. Sammon, Jr.
Signature

	Name:	John W. Sammon, Jr.
	Title:	President

Exhibit 1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the common stock of PAR Technology Corporation shall be filed on behalf of the undersigned pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934.

February 14, 2017		/s/ John W. Sammon
John W. Sammon

/s/ Deanna D. Sammon
Deanna D. Sammon

J.W. Sammon Corp.
	By:	/s/ John W. Sammon
	Name:	John W. Sammon
	Title:	President

Sammon Family Limited Partnership
	By:	J.W. Sammon Corp., its General Partner
	By:	/s/ John W. Sammon
	Name:	John W. Sammon
	Title:	President